   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 1997

                                                    REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                             NATIONAL-OILWELL, INC.
             (Exact name of registrant as specified in its charter)

                       DELAWARE                                              76-0475815
   (State or other jurisdiction of incorporation or             (I.R.S. Employer Identification No.)
                      organization)

                                5555 SAN FELIPE
                              HOUSTON, TEXAS 77056
                                 (713) 960-5100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                            PAUL M. NATION, ESQUIRE
                       VICE PRESIDENT AND GENERAL COUNSEL
                             NATIONAL-OILWELL, INC.
                                5555 SAN FELIPE
                              HOUSTON, TEXAS 77056
                                 (713) 960-5100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

               DAVID R. KING, ESQUIRE                                JAMES M. PRINCE, ESQUIRE
             MORGAN, LEWIS & BOCKIUS LLP                              ANDREWS & KURTH L.L.P.
                2000 ONE LOGAN SQUARE                                4200 TEXAS COMMERCE TOWER
        PHILADELPHIA, PENNSYLVANIA 19103-6993                               600 TRAVIS
                   (215) 963-5000                                      HOUSTON, TEXAS 77002
                                                                          (713) 220-4200

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                              PROPOSED MAXIMUM         PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO BE          OFFERING PRICE              AGGREGATE              AMOUNT OF
    SECURITIES TO BE REGISTERED         REGISTERED(1)           PER SHARE(2)           OFFERING PRICE(2)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share............................    6,152,500 shares            $72.81                $447,963,525             $71,893(3)
=================================================================================================================================

(1) Includes 802,500 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any. Pursuant to Rule 416(a), this Registration Statement shall include an additional 6,152,500 shares of Common Stock to be paid as a stock dividend on November 18, 1997.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices reported on the New York Stock Exchange on November 13, 1997.

(3) Pursuant to Rule 429(b), this Registration Statement includes 2,894,074 shares of Common Stock previously registered on Form S-4 Registration Statement (File No. 333-32191), as amended. In connection with the 2,894,074 previously registered shares of Common Stock that are being carried forward onto this Registration Statement, the Registrant paid a fee of $56,452. In connection with this Registration Statement, the Registrant is paying a fee based solely on the additional 3,258,426 shares of Common Stock being registered herein.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     The Prospectuses contained in this Registration Statement reflect a one-for-one stock dividend to be paid by the Company on November 18, 1997.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED NOVEMBER   , 1997
PROSPECTUS

                               10,700,000 SHARES

                                     [LOGO]

                             NATIONAL-OILWELL, INC.
                                  COMMON STOCK
                             ---------------------

     All of the 10,700,000 shares of common stock, par value $.01 per share (the "Common Stock"), of National-Oilwell, Inc. ("National-Oilwell" or the "Company") offered hereby are being sold by certain stockholders of National-Oilwell (the "Selling Stockholders"). See "Selling Stockholders." National-Oilwell will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders.

     Of the 10,700,000 shares of Common Stock being offered hereby, 8,560,000 shares are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters (as defined herein) and 2,140,000 shares are being offered outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings") by the International Managers (as defined herein, together with the U.S. Underwriters, the "Underwriters"). The price to public and the underwriting discount per share are identical for the Offerings and the closings for both Offerings are conditioned upon each other. See "Underwriting."

     The Common Stock is traded on the New York Stock Exchange under the symbol "NOI." On November 12, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $38.25 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===================================================================================================================
                                                     PRICE TO             UNDERWRITING            PROCEEDS TO
                                                      PUBLIC              DISCOUNT(1)       SELLING STOCKHOLDERS(2)
-------------------------------------------------------------------------------------------------------------------
Per Share....................................           $                      $                       $
-------------------------------------------------------------------------------------------------------------------
Total(3).....................................           $                      $                       $
===================================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Expenses estimated at $430,000 will be paid by the Company.

(3) The Selling Stockholders have granted to the Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 1,605,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such options are exercised in full, the Price to Public, Underwriting Discount
    and Proceeds to Selling Stockholders will be $          , $          and
    $          , respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or
about                , 1997.

                             ---------------------

MERRILL LYNCH & CO.
              GOLDMAN, SACHS & CO.
                          MORGAN STANLEY DEAN WITTER
                                      THE ROBINSON-HUMPHREY COMPANY
                                                           SIMMONS & COMPANY
                                                             INTERNATIONAL
                             ---------------------

               THE DATE OF THIS PROSPECTUS IS             , 1997.

                                NATIONAL-OILWELL
                  MANUFACTURED DRILLING MACHINERY & EQUIPMENT

                           [PICTURE OF POWER SWIVEL]

                                  POWER SWIVEL
                             [PICTURE OF DRAWWORKS]
                                   DRAWWORKS

                                [PICTURE OF RIG]

                             [PICTURE OF MUD PUMPS]

                                   MUD PUMPS

     National-Oilwell designs and builds land drilling rigs including the primary machinery components highlighted above.

     MERRILL LYNCH SPECIALISTS INC. ("MLSI"), AN AFFILIATE OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, ONE OF THE UNDERWRITERS, ACTS AS A SPECIALIST IN THE COMMON STOCK OF THE COMPANY PURSUANT TO THE RULES OF THE NEW YORK STOCK EXCHANGE, INC. UNDER AN EXEMPTION GRANTED BY THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1995, MLSI WILL BE PERMITTED TO CARRY ON ITS ACTIVITIES AS A SPECIALIST IN THE COMMON STOCK FOR THE ENTIRE PERIOD OF THE DISTRIBUTION OF THE COMMON STOCK. THE EXEMPTION IS SUBJECT TO THE SATISFACTION BY MLSI OF THE CONDITIONS SPECIFIED IN THE EXEMPTION. SEE "UNDERWRITING."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Prospective investors should also review carefully the information set forth under "Risk Factors."

     Unless otherwise indicated, all information in this Prospectus (i) assumes the exchange on a one-for-one basis of all exchangeable shares (the "Exchangeable Shares") of Dreco Energy Services Ltd. ("Dreco") into shares of Common Stock, (ii) reflects a one-for-one stock dividend (the "Stock Dividend") paid on November 18, 1997 and (iii) assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires (i) all references to "National-Oilwell" or the "Company" are to National-Oilwell, Inc. and its subsidiaries, and give effect to the September 25, 1997 business combination (the "Combination") with Dreco and (ii) all references to activities of, and financial information with respect to, National-Oilwell are presented on a combined basis, even with respect to periods prior to the consummation of the Combination.

                                  THE COMPANY

     National-Oilwell is a worldwide leader in the design, manufacture and sale of machinery, equipment and downhole products used in oil and gas drilling and production, as well as in the distribution to the oil and gas industry of maintenance, repair and operating products. The Company manufactures and assembles drilling machinery, including drawworks, mud pumps and power swivels (also known as "top drives"), which are the major mechanical components of rigs used to drill oil and gas wells, as well as masts, derricks and substructures, which are used to support these mechanical components. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. The Company estimates that approximately 65% of the mobile offshore rig fleet and the majority of the world's larger land rigs (2,000 horsepower and greater) manufactured in the last twenty years utilize drawworks, mud pumps and other drilling machinery components manufactured by the Company.

     As a result of the Combination, National-Oilwell has added a business segment that designs and manufactures drilling motors and specialized drilling tools for rent and for sale. Drilling motors are essential components of systems for horizontal, directional, extended reach and performance drilling. Drilling tools include drilling jars, shock tools and other specialized products.

     The Company also provides distribution services through its network of approximately 120 distribution service centers located near major drilling and production activity worldwide, but principally in the United States and Canada. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for National-Oilwell equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, the Company's distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support.

     National-Oilwell believes that the Combination with Dreco, completed on September 25, 1997, enhances the ability of National-Oilwell to compete in the oilfield products and services industry. Specifically, the combined companies have the ability to provide a more complete rig package to customers through the combination of National-Oilwell's oilfield equipment operations (which had emphasized the major machinery components of a drilling rig) with Dreco's rig fabrication business (which had emphasized the design and construction of derricks, masts and substructures). In addition, the combination of Dreco's engineering expertise with the size, geographical coverage and after-market support of National-Oilwell is attractive to many customers. National-Oilwell also added Dreco's downhole products business as a third business segment and may benefit from the ability of the combined company to market and deliver Dreco's line of downhole products through National-Oilwell's extensive distribution system.

     Drilling activity worldwide has increased significantly since early 1996 with demand for oil and gas rising and inventories comparatively low. In addition, increased use of 3-D seismic, directional drilling and other technologies have lowered the cost of finding and developing hydrocarbons, while at the same time oil and gas prices have become more stable. As a result of these industry conditions, drilling contractors are experiencing significant increases in the prices they can charge for their services and equipment, and the resulting higher cash flows are enabling capital spending to replace and upgrade the aging drilling rig fleet.

     Over the last fifteen years, much of the demand for capital equipment has been satisfied from the large surplus of equipment built during the late seventies and early eighties. The Company believes that the surplus has been reduced substantially over this period, especially for higher capacity equipment for which National-Oilwell is a leading supplier. National-Oilwell's backlog for capital equipment has grown to $240 million at September 30, 1997, up from $38 million at December 31, 1996. The Company expects to ship substantially all of the current backlog by the end of 1998.

     Even with the recent increase in capital equipment orders, National-Oilwell believes that additional industry growth will occur due to annual ongoing requirements for higher capacity equipment that will be needed to replace equipment of this type lost to normal attrition and to satisfy future industry production requirements. National-Oilwell believes that reasonably anticipated demand for the purchase of capital equipment from it in 1998 can be met without significant incremental capital expenditures by the Company's continuing focus on process improvement and through the combined capabilities available after the Combination.

     National-Oilwell is incorporated in Delaware, with its principal executive offices located at 5555 San Felipe, Houston, Texas 77056, and its telephone number is (713) 960-5100.

                               BUSINESS STRATEGY

     National-Oilwell's current business strategy is to enhance its market positions and operating performance by:

     Leveraging Its Installed Base of Higher Horsepower Drilling
Machinery. National-Oilwell believes its market position presents substantial opportunities to capture a significant portion of expenditures for the construction of new, higher capability drilling rigs and equipment as well as the upgrade and refurbishment of existing drilling rigs and equipment. The Company believes the advanced age of the existing fleet of drilling rigs, coupled with increasing drilling activity involving greater depths and extended reach, will increase the demand for the construction of new drilling rigs and the upgrading and capacity enhancement of existing rigs. National-Oilwell's higher horsepower drawworks, mud pumps and power swivels provide, in many cases, the largest capacities currently available in the industry.

     Expanding Its Downhole Business. National-Oilwell believes that the strengthened marketing and distribution capabilities resulting from the Combination provide an opportunity for growth in the rental and sale of high-performance drilling motors and downhole tools, especially for use in directional, horizontal, extended reach and other value-added drilling applications.

     Building on Distribution Strengths and Alliance/Outsourcing
Trends. National-Oilwell has developed and implemented integrated information and process systems that enhance procurement, inventory management and logistics activities. The strategic integration of National-Oilwell's distribution expertise, extensive distribution network and growing base of customer alliances provides an increased opportunity for cost-effective marketing of National-Oilwell's manufactured equipment. As a result of efficiency initiatives, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers, or outsourcing their procurement, inventory management and logistics requirements for equipment and supplies in order to achieve cost and capital improvements. National-Oilwell believes that it is well-positioned to provide these services as a result of its (i) large and geographically diverse network of distribution service centers in major oil and gas producing areas, (ii) purchasing leverage due to the volume of products sold, (iii) breadth of available product lines and
(iv) information systems that offer customers enhanced online and onsite services.

     Continuing to Make Acquisitions That Enhance Its Product
Line. National-Oilwell believes that the oilfield service and equipment industry will continue to experience consolidation as smaller businesses seek to align themselves with larger market participants in order to gain access to broader markets and become affiliated with integrated product offerings. National-Oilwell's strategy is to take advantage of this trend, including by acquiring businesses that have operations complementary to its existing product lines. During 1997, the Company made three significant acquisitions: in September, it completed its Combination with Dreco, which enables the Company to provide a more complete rig package to its customers; in May, the Company acquired PEP, Inc., a manufacturer of petroleum expendable pump products that are similar to those manufactured by National-Oilwell; and, in April, it acquired the drilling controls business of Ross Hill Controls, a leader in the manufacture, sale and service of innovative electrical control systems used in conjunction with drilling operations.

                                 THE OFFERINGS

Common Stock Offered by Selling Stockholders(1):
  U.S. Offering...........................................   8,560,000 shares
  International Offering..................................   2,140,000 shares
Common Stock to be Outstanding After the Offerings........  51,292,340 shares(1)(2)
New York Stock Exchange Symbol............................  NOI

---------------

(1) Includes 320,000 shares of Common Stock that will be sold in the Offerings upon the exercise of options by Selling Stockholders.

(2) Excludes 971,288 shares of Common Stock issuable at November 3, 1997 upon exercise of outstanding options to purchase Common Stock and 316,264 shares of Common Stock that will be issued in January 1999 pursuant to the Company's Value Appreciation Plans.

                                  RISK FACTORS

     PROSPECTIVE PURCHASERS OF THE COMMON STOCK SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains, or has incorporated by reference, forward-looking statements that address, among other things, statements under "Prospectus Summary" and "Risk Factors" as well as in the Prospectus generally. Although National-Oilwell believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from National-Oilwell's expectations are disclosed under "Risk Factors" and in this Prospectus generally, as well as in the documents incorporated by reference herein.

                              RECENT DEVELOPMENTS

     For October 1997, the first full month following the Combination, National-Oilwell reported consolidated revenues of $89.0 million and net income of $5.2 million ($0.10 per share, assuming the exchange of all Exchangeable Shares and after adjustment for the Stock Dividend).

                                  RISK FACTORS

     The following risk factors, as well as the other information contained in this Prospectus, should be considered carefully before purchasing the Common Stock offered hereby.

DEPENDENCE ON OIL AND GAS INDUSTRY

     National-Oilwell's businesses are substantially dependent upon the condition of the oil and gas industry and the industry's willingness to explore for and produce oil and gas. The degree of such willingness is generally dependent upon the prevailing view of future product prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including the level of drilling activity, worldwide economic activity, interest rates and the cost of capital, the development of alternate energy sources, environmental regulation, tax policies, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries ("OPEC") and the cost of producing oil and gas. Any significant reduction in demand for drilling services, in cash flows of drilling contractors or in rig utilization rates below current levels could result in a drop in demand for products manufactured and sold by National-Oilwell.

VOLATILITY OF OIL AND GAS PRICES

     Oil and gas prices and activity have been characterized by significant volatility over the last twenty years. Since 1986, spot oil prices (West Texas Intermediate) have ranged from a low of approximately $11 per barrel in 1986 to a high of approximately $40 per barrel in 1991; spot gas prices (Henry Hub) have ranged from lows below $1.00 per mcf of gas in 1992 to highs above $3.00 per mcf in 1996 and 1997. These price changes have caused numerous shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type manufactured by National-Oilwell. Moreover, uncertainty with respect to the stability and direction of future prices has often led to deferral of such expenditures. No assurance can be given as to the future price levels of oil and gas or the volatility thereof, or that the future price of oil and gas will be sufficient to support current levels of exploration and production.

HIGHLY COMPETITIVE INDUSTRY

     The oilfield products and services industry is highly competitive. The revenues and earnings of National-Oilwell can each be affected by competitive actions such as price changes, introduction of new technologies and products or improved availability and delivery. National-Oilwell competes with a large number of companies, some of which may offer certain more technologically advanced products, possess greater financial resources and have more extensive and diversified operations.

POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS

     Certain products of National-Oilwell are used in potentially hazardous drilling, completion and production applications that can cause personal injury or loss of life, damage to property, equipment or the environment and suspension of operations. National-Oilwell maintains insurance coverage in such amounts and against such risks as it believes to be in accordance with normal industry practice. Such insurance does not, however, provide coverage for all liabilities (including liabilities for certain events involving pollution), and there can be no assurance that such insurance will be adequate to cover all losses or liabilities that may be incurred by National-Oilwell in its operations. Moreover, no assurance can be given that National-Oilwell will, in the future, be able to maintain insurance at levels it deems adequate and at rates it considers reasonable or that particular types of coverage will be available. Litigation arising from a catastrophic occurrence at a location where National-Oilwell's equipment and services are used may, in the future, result in National-Oilwell being named as a defendant in product liability or other lawsuits asserting potentially large claims. National-Oilwell is a party to various legal and administrative proceedings which have arisen from its businesses. No assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effects such outcomes may have on National-Oilwell.

IMPACT OF GOVERNMENTAL REGULATIONS

     Many aspects of National-Oilwell's operations are affected by political developments, including restrictions on the ability to do business in various foreign jurisdictions, and are subject to both domestic and foreign governmental regulation, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, National-Oilwell depends on the demand for its services from the oil and gas industry and, therefore, is affected by any changes in taxation, price controls or other laws and regulations that affect the oil and gas industry generally. The adoption of laws and regulations curtailing exploration for or production of oil and gas for economic or other policy reasons could adversely affect National-Oilwell's operations. National-Oilwell cannot determine the extent to which its future operations and earnings may be affected by political developments, new legislation, new regulations or changes in existing regulations.

IMPACT OF ENVIRONMENTAL REGULATIONS

     The operations of National-Oilwell and its customers are affected by numerous foreign, federal, state, provincial and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may impose penalties or sanctions for damages to natural resources or threats to public health and safety. Such laws and regulations may also expose National-Oilwell to liability for the conduct of or conditions caused by others, or for acts of National-Oilwell that were in compliance with all applicable laws at the time such acts were performed. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several liability for remediation of spills and releases of hazardous substances. In addition, National-Oilwell may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

RISK OF CERTAIN FOREIGN MARKETS

     Certain of National-Oilwell's revenues result from the sale of products to customers for ultimate destinations in the Middle East, Africa and other international markets and are subject to risks of instability of foreign economies and governments. Furthermore, National-Oilwell's sales can be affected by laws and regulations limiting exports to particular countries. In certain cases, export laws and regulations of one jurisdiction may contradict those of another.

     National-Oilwell attempts to limit its exposure to foreign currency fluctuations by limiting the amount of sales denominated in currencies other than United States dollars, Canadian dollars and British pounds. National-Oilwell has not engaged in and does not currently intend to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations among those or any other foreign currencies.

INTEGRATION OF ACQUISITIONS AND MANAGEMENT OF GROWTH

     National-Oilwell recently consummated the Combination with Dreco and expects to evaluate and, where feasible, make additional strategic acquisitions in the future. There is no guarantee that the Company will not encounter integration difficulties or that it will extract any anticipated cost savings and margin enhancements. In addition, the process of combining the organizations could cause the interruption of, or a loss of momentum in, the activities of some or all of the companies' businesses, which could have an adverse effect on their combined operations. The Combination and recent growth in revenues and backlog have placed significant demands on the Company and its management to improve the combined entity's operational, financial and management information systems, to develop further the management skills of the Company's managers and supervisors, and to continue to train, motivate and effectively manage the Company's employees. The failure of the Company to manage its growth effectively could have a material adverse effect on the Company.

     The Company has pursued an aggressive acquisition strategy, acquiring three businesses to date in 1997, and expects to continue to evaluate acquisitions that can provide meaningful benefits by expanding the Company's business and leveraging its existing infrastructure. However, there are various risks associated with pursuing an acquisition strategy of this nature, including problems inherent in integrating new businesses.

There can be no assurance that suitable acquisition candidates will be available, that acquisitions can be completed on reasonable terms, that the Company will successfully integrate the operations of any acquired entities or that the Company will have access to adequate funds to effect any desired acquisitions.

POTENTIAL FUTURE SALE OF SHARES COULD AFFECT MARKET PRICE

     At November 3, 1997, the Company had outstanding options to purchase an aggregate of 1,291,288 shares of Common Stock at prices ranging from $5.63 to $25.25 per share, of which options to purchase an aggregate of 320,000 shares of Common Stock at an average exercise price of $5.63 per share will be exercised in connection with the Offerings. Pursuant to the Stockholders Agreement (the "Stockholders Agreement") among the Company and certain of the Company's stockholders, Inverness/Phoenix LLC ("Inverness") and First Reserve Corporation ("First Reserve") have certain demand registration rights and certain other stockholders have certain rights to be included in any resulting registrations and, pursuant to the Company's agreement to acquire PEP, Inc., certain other stockholders have additional demand registration rights. Inverness, First Reserve and certain other stockholders also have piggyback registration rights pursuant to the Stockholders Agreement. Following the Offerings, Inverness, First Reserve and various other stockholders will have registration rights with respect to 6,173,600, 5,070,494, and 5,185,478 shares of Common Stock, respectively. The parties to the Stockholders Agreement are either participating as Selling Stockholders in the Offerings or have waived their registration rights with respect to a Registration Statement filed by the Company with respect to the Offerings. The Company, its executive officers and directors and all Selling Stockholders of the Company have agreed not to offer, pledge, hypothecate, sell, contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock, or any securities convertible into, or exchangeable or exercisable for, Common Stock, and not to file any registration statement under the Securities Act of 1933 with respect to the Common Stock, with certain exceptions, for a period of 90 days commencing on the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as representative of the Underwriters. Future sales of shares of Common Stock by stockholders or option holders could adversely affect the market price of the Common Stock. See "Underwriting."

CERTAIN ANTI-TAKEOVER PROVISIONS COULD DISCOURAGE UNSOLICITED PROPOSALS

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") contain certain provisions which may have the effect of delaying, deferring or preventing a change in control of the Company, including a classified board of directors, the removal of directors from office only for cause, the prohibition of stockholder action by written consent, advance notice requirements respecting stockholder nominations for director or any other matter, the number of directors being set by the board of directors, super majority voting provisions respecting certain amendments to the Certificate of Incorporation and limitation of persons who may call special stockholders' meetings. The Delaware General Corporation Law requires super majority voting thresholds to approve certain "business combinations" between interested stockholders and the Company which may render more difficult or tend to discourage attempts to acquire the Company. In addition, the Company's board of directors has the authority to issue shares of preferred stock ("Preferred Stock") in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of Preferred Stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability to issue Preferred Stock could also have the effect of discouraging unsolicited acquisition proposals, thus affecting the market price of the Common Stock and preventing stockholders from obtaining any premium offered by the potential buyer.

NO ANTICIPATED DIVIDENDS

     The Company's board of directors has not previously authorized and does not currently anticipate authorizing in the foreseeable future the payment of cash dividends.

                                USE OF PROCEEDS

     All of the shares of Common Stock are being offered by the Selling Stockholders. National-Oilwell will not receive any of the proceeds from the sale of such shares of Common Stock in the Offerings.

                    NATIONAL-OILWELL, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for National-Oilwell. Data for the year ended December 31, 1996 includes the operations of National-Oilwell for the twelve months ended and as of December 31, 1996 combined pursuant to pooling-of-interests accounting with the operations of Dreco for the twelve months ended and as of November 30, 1996. Data for the four years ended August 31, 1995 reflect the operations of Dreco only, as the operations of National-Oilwell were acquired from a predecessor as of January 1, 1996 and, in accordance with generally accepted accounting principles, cannot be combined. Data for the nine months ended September 30, 1997 includes the operations of National-Oilwell for the nine months ended and as of September 30, 1997 combined pursuant to pooling-of-interests accounting with the operations of Dreco for the six months ended May 31, 1997 and the three months ended and as of September 30, 1997. Data for the nine months ended September 30, 1996 includes the operations of National-Oilwell for the nine months ended and as of September 30, 1996 combined pursuant to pooling-of-interests accounting with the operations of Dreco for the nine months ended and as of August 31, 1996. The unaudited consolidated financial statements of National-Oilwell include, in the opinion of National-Oilwell's management, all adjustments necessary to present fairly the results of such periods. Such data should be read in conjunction with "National-Oilwell Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein from the Company's Current Report on Form 8-K dated November 7, 1997 and Current Report on Form 10-Q for the quarter ended September 30, 1997.

                                            NINE MONTHS ENDED     YEAR ENDED
                                              SEPTEMBER 30,      DECEMBER 31,         YEAR ENDED AUGUST 31,(1)
                                           -------------------   ------------   -------------------------------------
                                           1997(2)      1996       1996(3)       1995      1994      1993      1992
                                           --------   --------   ------------   -------   -------   -------   -------
                                                    (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues.................................  $705,719   $561,023     $761,816     $86,875   $79,663   $93,981   $66,397
Operating income (loss) before special
  items (4)..............................    63,340     30,668       44,110      10,059    (9,253)    3,133     4,963
Operating income (loss) (4)..............    52,680     30,668       27,499      10,059    (9,253)    3,133     4,963
Income (loss) before taxes and
  extraordinary loss (5).................    48,975     22,301       16,718      12,196    (6,709)    6,061     6,525
Income (loss) before extraordinary loss
  (5)....................................    30,211     13,058       10,147       7,789    (6,682)    7,386     5,457
Net income (loss)........................    29,588     13,058        6,147       7,789    (6,682)    7,386     5,457
Income per share before extraordinary
  loss (5)...............................      0.58       0.33         0.25        0.68     (0.59)     0.65      0.48
Net income per share.....................      0.57       0.33         0.15        0.68     (0.59)     0.65      0.48
OTHER DATA:
Depreciation and amortization............    10,480      6,342        8,775       4,558     4,926     4,481     3,410
Capital expenditures.....................    19,462     10,780       15,166       6,435     5,932     6,167     5,172
BALANCE SHEET DATA:
Working capital..........................   228,484    170,634      168,897      32,992    18,292    27,725    25,594
Total assets.............................   498,102    346,650      352,518      72,355    69,323    74,047    54,592
Long-term debt, less current
  maturities.............................    67,596    122,884       39,136       1,987     1,440     2,857     2,579
Stockholders' equity.....................   248,800     96,563      169,016      48,957    38,690    46,626    41,170

---------------

(1) Data for the four years ended August 31, 1995 reflect the operations of Dreco only, as the operations of National-Oilwell were acquired from a predecessor as of January 1, 1996 and, in accordance with generally accepted accounting principles, cannot be combined.

(2) In order to conform Dreco's fiscal year end to match National-Oilwell's year end, the results of operations for the month of June 1997 have been included directly in stockholders' equity. Dreco's revenues, net income and net income per share were $13.4 million, $0.9 million, and $0.02 for the month.

(3) In order to conform Dreco's August 31 fiscal year end to a period within 93 days of National-Oilwell's December 31 year end, the results of operations for the period from September 1, 1995 through November 30, 1995 have been included directly in stockholders' equity. Dreco's revenues, net income and net income per share were $33.4 million, $3.2 million, and $0.28 for such period.

(4) In September 1997, National-Oilwell recorded a $10,660,000 charge related to merger expenses incurred in connection with the Combination with Dreco. In October 1996, National-Oilwell recorded $16,611,000 in charges related to the cancellation of management agreements and expenses related to special incentive plans that terminated upon the occurrence of its initial public offering of Common Stock.

(5) National-Oilwell recorded extraordinary losses of $623,000 net of income tax benefit of $376,000 in September 1997, and of $4,000,000 net of income tax benefit of $2,400,000, in October 1996 due to the write-off of deferred debt issuance costs.

                                    BUSINESS

GENERAL

     National-Oilwell is a worldwide leader in the design, manufacture and sale of machinery, equipment and downhole products used in oil and gas drilling and production, as well as in the distribution to the oil and gas industry of maintenance, repair and operating products.

     The Company manufactures and assembles drilling machinery, including drawworks, mud pumps and power swivels (also known as "top drives"), which are the major mechanical components of rigs used to drill oil and gas wells, as well as masts, derricks and substructures, which are used to support these mechanical components. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. As a result of the Combination, National-Oilwell has added a business segment that designs and manufactures drilling motors and specialized drilling tools for rent and for sale. Drilling motors are essential components of systems for horizontal, directional, extended reach and performance drilling. Drilling tools include drilling jars, shock tools and other specialized products. In addition, National-Oilwell provides distribution services through its network of approximately 120 distribution service centers. The relative revenues, before eliminations, and operating income contribution of the three segments is summarized as follows (in thousands):

                                                   PRODUCTS AND    DOWNHOLE    DISTRIBUTION
                                                    TECHNOLOGY     PRODUCTS      SERVICES
                                                   ------------    --------    ------------
      NINE MONTHS ENDED SEPTEMBER 30, 1997
Total revenues...................................    $248,040      $48,622       $456,819
Operating income.................................      31,686       18,455         19,466
YEAR ENDED DECEMBER 31, 1996
Total revenues...................................    $266,534      $28,604       $518,685
Operating income.................................      25,902        8,858         17,483

     In April 1987, National-Oilwell's predecessor was formed as a partnership to consolidate two oilfield equipment manufacturing and distribution operations, each of which had been a leader in the oilfield equipment and distribution businesses since the late 1800s. Certain members of management and an investor group incorporated National-Oilwell, Inc. as a Delaware corporation and purchased the business of the partnership in January 1996. In October 1996, National-Oilwell sold 9,200,000 shares of its Common Stock in an initial public offering and listed its shares on the New York Stock Exchange.

     On September 25, 1997, National-Oilwell completed the Combination with Dreco. Pursuant to the Combination Agreement, dated as of May 14, 1997, as amended, by and between National-Oilwell and Dreco, each holder of Dreco Common Shares prior to the transaction received .9159 Dreco Exchangeable Shares in exchange for each of their Dreco Common Shares. Each Exchangeable Share is intended to have substantially identical economic and legal rights as, and will ultimately be exchanged for, a share of National-Oilwell Common Stock.

     National-Oilwell believes that the Combination with Dreco enhances the ability of National-Oilwell to compete in the oilfield products and services industry. Specifically, the combined companies have the ability to provide a more complete rig package to customers through the combination of National-Oilwell's oilfield equipment operations (which had emphasized the major machinery components of a drilling rig) and Dreco's oilfield equipment operations (which had emphasized the design and construction of derricks, masts and substructures). In addition, the combination of Dreco's engineering expertise with the size, geographical coverage and after-market support of National-Oilwell is attractive to many customers. National-Oilwell also added Dreco's downhole products business as a business segment and may benefit from the ability of the combined company to market and deliver Dreco's line of downhole products through National-Oilwell's extensive marketing and distribution system.

     On May 15, 1997, National-Oilwell acquired by merger 100% of the common stock of PEP, Inc., a manufacturer of petroleum expendable pump products that are similar to those manufactured by National-Oilwell. This acquisition provides a broader line of products as well as additional manufacturing capacity. On

April 25, 1997, National-Oilwell purchased the drilling controls business of Ross Hill Controls, a leader in the manufacture, sale and service of innovative electrical control systems, including silicon controlled rectifier ("SCR") houses, used in conjunction with drilling operations. These products are closely associated with and complementary to other components used in connection with the drilling process and allow National-Oilwell to offer a more complete rig package. On December 2, 1996, Dreco acquired 100% of the issued and outstanding shares of Vector Oil Tool Ltd., which manufactures, sells, rents and services downhole motors and other products.

CURRENT INDUSTRY ENVIRONMENT

     Drilling activity worldwide has increased significantly since early 1996 with demand for oil and gas rising and inventories comparatively low. In addition, increased use of 3-D seismic, directional drilling and other technologies have lowered the cost of finding and developing hydrocarbons, while at the same time oil and gas prices have become more stable. As a result of these industry conditions, drilling contractors are experiencing significant increases in the prices they can charge for their services and equipment, and the resulting higher cash flows are enabling capital spending to replace and upgrade the aging drilling rig fleet.

     Over the last fifteen years, much of the demand for capital equipment has been satisfied from the large surplus of equipment built during the late seventies and early eighties. The Company believes that the surplus has been reduced substantially over this period, especially for higher capacity equipment for which National-Oilwell is a leading supplier. The Company's orders for new equipment have increased dramatically over the last eight quarters as shown below:

                           CAPITAL EQUIPMENT BACKLOG
                                  ($ Millions)

                                    [GRAPH]

                Dec-95  Mar-96  Jun-96  Sep-96  Dec-96  Mar-97  Jun-97  Sep-97
                ------  ------  ------  ------  ------  ------  ------  ------
Backlog          38.0    43.4    33.8    39.2    38.2    86.0    140.8   238.6
Revenue          34.0    27.5    41.4    36.0    34.5    32.4     39.5    55.1


     Even with the recent increase in capital equipment orders, National-Oilwell believes that additional industry growth will occur due to annual ongoing requirements for higher capacity equipment that will be needed to replace equipment lost to normal attrition and to satisfy future industry production requirements. National-Oilwell believes that reasonably anticipated demand for the purchase of capital equipment from it in 1998 can be met without significant incremental capital expenditures by the Company's continuing focus on process improvement, and through the combined capabilities available after the Combination. Depending on the timing and nature of future orders, future expansion may be required.

BUSINESS STRATEGY

     National-Oilwell's current business strategy is to enhance its market positions and operating performance by:

     Leveraging Its Installed Base of Higher Horsepower Drilling
Machinery. National-Oilwell believes its market position presents substantial opportunities to capture a significant portion of expenditures for the construction of new, higher capability drilling rigs and equipment as well as the upgrade and refurbishment of existing drilling rigs and equipment. The Company believes the advanced age of the existing fleet of drilling rigs, coupled with increasing drilling activity involving greater depths and extended reach, will increase the demand for the construction of new drilling rigs and the upgrading and capacity enhancement of existing rigs. National-Oilwell's higher horsepower drawworks, mud pumps and power swivels provide, in many cases, the largest capacities currently available in the industry.

     Expanding Its Downhole Business. National-Oilwell believes that the strengthened marketing and distribution capabilities resulting from the Combination provide an opportunity for growth in the rental and sale of high-performance drilling motors and downhole tools, especially for use in directional, horizontal, extended reach and other value-added drilling applications.

     Building on Distribution Strengths and Alliance/Outsourcing
Trends. National-Oilwell has developed and implemented integrated information and process systems that enhance procurement, inventory management and logistics activities. The strategic integration of National-Oilwell's distribution expertise, extensive distribution network and growing base of customer alliances provides an increased opportunity for cost-effective marketing of National-Oilwell's manufactured equipment. As a result of efficiency initiatives, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers, or outsourcing their procurement, inventory management and logistics requirements for equipment and supplies in order to achieve cost and capital improvements. National-Oilwell believes that it is well-positioned to provide these services as a result of the Company's (i) large and geographically diverse network of distribution service centers in major oil and gas producing areas, (ii) purchasing leverage due to the volume of products sold, (iii) breadth of available product lines and (iv) information systems that offer customers enhanced online and onsite services.

     Continuing to Make Acquisitions That Enhance its Product
Line. National-Oilwell believes that the oilfield service and equipment industry will continue to experience consolidation as smaller businesses seek to align themselves with larger market participants in order to gain access to broader markets and become affiliated with integrated product offerings. National-Oilwell's strategy is to take advantage of this trend, including by acquiring businesses that have operations complementary to its existing product lines. During 1997, the Company made three significant acquisitions: in September, it completed its Combination with Dreco, which enables the Company to provide a more complete rig package to its customers; in May, the Company acquired PEP, Inc., a manufacturer of petroleum expendable pump products that are similar to those manufactured by National-Oilwell; and, in April, it acquired the drilling controls business of Ross Hill Controls, a leader in the manufacture, sale and service of SCR houses used in conjunction with drilling operations.

OPERATIONS

  Products and Technology

     National-Oilwell designs, manufactures and sells the major mechanical components for both land and offshore rigs used to drill oil and gas wells as well as complete land drilling and well servicing rigs. The mechanical components include drawworks, mud pumps, power swivels, SCR houses, traveling equipment and rotary tables. These are the major components involved in the primary functions of the drilling of oil and gas wells, which consist of pumping fluids and hoisting, supporting and rotating the drill string. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. This equipment is installed on new rigs and used in the upgrade, refurbishment and repair of existing rigs. While offering a complete line of conventional rigs, National-Oilwell has extensive experience in providing rig designs to satisfy requirements for harsh or specialized environments. Such products include North Slope of Alaska and Arctic drilling and well servicing rigs, highly mobile drilling and well servicing rigs for jungle and desert use, modular well servicing rigs for offshore platforms and modular drilling facilities for North Sea platforms. Masts, derricks and substructures are made for use on land rigs and on fixed and mobile offshore platforms and are suitable for drilling to maximum depths ranging up to more than 30,000 feet. Other products include pedestal cranes, reciprocating and centrifugal pumps and fluid end expendables for all major manufacturers' pumps.

     National-Oilwell's business includes the sale of replacement parts for its own manufactured machinery and equipment. National-Oilwell estimates that approximately 65% of the mobile offshore rig fleet and the majority of the world's larger land rigs (2,000 horsepower and greater) manufactured in the last twenty years utilize drawworks, mud pumps and other drilling machinery components manufactured by National-Oilwell. In addition, National-Oilwell manufactures and sells centrifugal and reciprocating pumps used in oilfield and industrial applications.

  Downhole Products

     National-Oilwell designs and manufactures drilling motors and specialized drilling tools for rent and sale. Rentals generally involve products that are not economical for a customer to own or maintain because of the broad range of equipment required for the diverse hole size and depths encountered in drilling for oil and gas. Sales generally involve products that require infrequent service, are disposable or are sold in countries where National-Oilwell does not provide repair and maintenance services.

     National-Oilwell's drilling motors are devices placed between the drill string and the drill bit to cause the bit to rotate without necessarily rotating the drill string. Drilling motors are essential components in systems for horizontal, directional, extended reach and performance drilling.

     National-Oilwell often rents its drilling motors, retaining control over the servicing and maintenance function so as to preserve their operating reliability. National-Oilwell is continuing to enhance and broaden the range of its drilling motors by, among other things, widening the size range offered, reducing the initial cost and ongoing repair and maintenance cost, and developing alternative designs of motor bearing assembly sealing systems and speed reduction systems.

     National-Oilwell manufactures hydraulic-mechanical and mechanical drilling jars and shock tools. Drilling jars are used to assist in releasing a drill string that becomes stuck in a well bore. A shock tool is a downhole shock absorber placed low in the drill string, often directly above the drill bit when rotary drilling in formations that are hard and abrasive. Shock tools are intended to extend bit life, reduce drill string failures and reduce damage to the drilling rig. National-Oilwell also manufactures and rents or sells fishing jars, jar accelerators, bumper subs, reamers, stabilizers, kelly and tubing safety valves and drill string inside blowout preventers.

  Distribution Services

     National-Oilwell provides distribution services through its network of approximately 120 distribution service centers located near major drilling and production activity worldwide, but principally in the United States and Canada. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for National-Oilwell equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, National-Oilwell's distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support. In addition, management believes that National-Oilwell has a competitive advantage in the distribution services business by distributing market-leading products manufactured by its Products and Technology business.

     The supplies and equipment stocked by National-Oilwell's distribution service centers vary by location. Each distribution point generally offers a large line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items. Most drilling contractors and oil and gas companies typically buy such supplies and equipment pursuant to non-exclusive contracts, which normally specify a discount from National-Oilwell's list price for each product or product category.

     National-Oilwell's tubular business is focused on the procurement, inventory management and delivery of oil country tubular goods manufactured by third parties. Tubular goods primarily consist of well casing and production tubing used in the drilling, completion and production of oil and gas wells. Well casing is used to line the walls of a well bore to provide structural support. Production tubing provides the conduit through which the oil or gas will be brought to the surface upon completion of the well. Historically, sales of tubular goods have been concentrated in North America, although National-Oilwell makes occasional sales for shipment to foreign destinations. Substantially all of National-Oilwell's sales of tubular goods are made through National-Oilwell's direct sales force.

     As a result of efficiency initiatives that are taking place in the oil and gas industry, drilling contractors and oil and gas companies are more frequently seeking strategic alliances and outsourcing their procurement and inventory management requirements. These strategic alliances constitute a growing percentage of National-Oilwell's business and differ from standard agreements for supplies and equipment in that National-Oilwell becomes the customer's primary supplier of those items. In certain cases, National-Oilwell has assumed responsibility for procurement, inventory management and product delivery for the customer, occasionally by working directly out of the customer's facilities.

MARKETING

     Substantially all of National-Oilwell's drilling machinery, equipment and spare parts sales and a large portion of National-Oilwell's pumps and parts are sold through National-Oilwell's direct sales force and through National-Oilwell's distribution service centers. National-Oilwell also markets its pumps and parts through distribution networks not owned by National-Oilwell. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. National-Oilwell's downhole products are rented in Canada and Venezuela and marketed worldwide through its own sales force and through commission representatives. Customers include drilling contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

COMPETITION

     The oilfield equipment industry is highly competitive and National-Oilwell's revenues and earnings can be affected by price changes, introduction of new technologies and products and improved availability and delivery. National-Oilwell competes in one or more of its segments with a large number of companies, including Continental Emsco Company (Products and Technology and Distribution Services), IRI International Corporation (Products and Technology) and Wilson Industries, Inc. (Downhole Products and Distribution Services).

MANUFACTURING AND BACKLOG

     National-Oilwell's principal manufacturing facilities are located in Houston, Texas, Clearfield, Utah, McAlester, Oklahoma and Edmonton, Alberta, Canada. National-Oilwell also outsources the manufacture of parts or purchases components in finished form from qualified subcontractors. National-Oilwell's manufacturing operations require a variety of components, parts and raw materials which National-Oilwell purchases from multiple commercial sources. National-Oilwell has not experienced and does not expect any significant delays in obtaining deliveries of essential components, parts or raw materials.

     Sales of National-Oilwell's products are made on the basis of written orders and oral commitments. The level of backlog at any particular time is not necessarily indicative of the future operating performance of the Company, and orders may be changed at any time. Substantially all of the current backlog will be shipped by the end of 1998. See "-- Current Industry Environment."

ENGINEERING

     National-Oilwell maintains a staff of engineers and technicians to (i) design and test new products, components and systems for use in drilling and pumping applications, (ii) enhance the capabilities of existing products and
(iii) assist National-Oilwell's sales organization and customers with special projects. National-Oilwell's product engineering efforts focus on developing technology to improve the economics and safety of drilling and pumping processes. National-Oilwell has recently developed a 1,000-ton capacity power swivel to complement its lower capacity models. National-Oilwell has also introduced a 6,000 horsepower heave compensating drawworks and dual derrick systems to increase customer efficiencies on deep water drilling rigs at extended depths and during horizontal drilling.

PATENTS AND TRADEMARKS

     National-Oilwell owns or has a license to use a number of patents covering a variety of products. Although in the aggregate these patents are of importance, National-Oilwell does not consider any single patent to be of a critical or essential nature. In general, National-Oilwell depends on technological capabilities, quality products and application of its expertise rather than patented technology in the conduct of its business. National-Oilwell enjoys significant product name-brand recognition, principally through its NATIONAL-OILWELLH, DRECOH, ROSS HILL, TRUDRILH, VECTOR, GRIFFITHH and MISSION-FLUID KING trade names.

DISTRIBUTION SUPPLIERS

     National-Oilwell obtains products sold by its Distribution Services business from a number of suppliers, including the Company's Products and Technology segment. National-Oilwell does not believe that any one supplier of products is material to National-Oilwell. For the year ended December 31, 1996, National-Oilwell purchased approximately one third of its tubular requirements pursuant to a distribution agreement with the U.S. Steel Group of USX Corporation, and its remaining requirements from various suppliers. National-Oilwell has not experienced and does not foresee experiencing a shortage in products or tubular goods sold by National-Oilwell, although order lead times for tubular goods have increased over the last six months due to higher demand for these products.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information regarding each of the directors and executive officers of National-Oilwell. The Certificate of Incorporation of National-Oilwell currently classifies the board of directors into three classes having staggered terms of three years each. The periods shown for service as an employee of National-Oilwell include service as an employee of its predecessor partnership and of Dreco.

                                                                                   DIRECTOR'S
                                                                                      TERM
                NAME                  AGE         POSITION WITH THE COMPANY         EXPIRING
                ----                  ---         -------------------------        ----------
Joel V. Staff(1)....................  53    Chairman of the Board, President and      1999
                                              Chief Executive Officer
James J. Fasnacht...................  42    Vice President and Group President,      --
                                              Distribution Services
W. Douglas Frame....................  55    Vice President and Group President,      --
                                              Downhole Products
Jerry N. Gauche.....................  49    Vice President -- Organizational         --
                                              Effectiveness
Steven W. Krablin...................  47    Vice President and Chief Financial       --
                                              Officer
Lynn L. Leigh.......................  72    Senior Vice President -- Marketing       --
Gail M. McGee.......................  50    Vice President and Chief Information     --
                                              Officer
Merrill A. Miller, Jr...............  47    Vice President and Group President,      --
                                              Products and Technology
Paul M. Nation......................  43    Vice President, Secretary and General    --
                                              Counsel
Frederick W. Pheasey................  55    Executive Vice President and Director     1998
Howard I. Bull(2)(3)................  57    Director                                  1998
James C. Comis III..................  33    Director                                  1998
James T. Dresher(2)(3)..............  78    Director                                  2000
W. McComb Dunwoody(1)...............  52    Director                                  1999
William E. Macaulay(1)..............  52    Director                                  1999
Robert L. Phillips..................  46    Director                                  2000
Bruce M. Rothstein..................  45    Director                                  2000

---------------

(1) Member of Executive Committee.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

     Joel V. Staff has served as the President and Chief Executive Officer of National-Oilwell since July 1993 and Chairman of the Board since January 1996. Prior to joining National-Oilwell, Mr. Staff served as a Senior Vice President of Baker Hughes Incorporated, a worldwide diversified oil services company, from October 1983 to May 1993.

     James J. Fasnacht has served as Vice President since November 1993, as Group President, Distribution Services since April 1997, as General Manager of Pumping Systems from November 1993 to April 1997, as Human Resources Manager from 1991 to November 1993 and in various other capacities since joining National-Oilwell in 1979.

     W. Douglas Frame has served as Vice President and Group President, Downhole Products since September 1997. Prior thereto, Mr. Frame, who joined Dreco in 1978, served in various capacities in both the drilling equipment and downhole products groups.

     Jerry N. Gauche has served as Vice President -- Organizational Effectiveness since joining National-Oilwell in January 1994. Prior thereto, Mr. Gauche was employed by BP Exploration, Inc., an oil and gas exploration and production company, where he served as General Manager of Central Services from January 1990 to September 1992 and Director of Public Affairs and Executive Coordination from May 1988 to December 1989. From October 1992 to January 1994, Mr. Gauche was self-employed managing his personal investments.

     Steven W. Krablin has served as Vice President and Chief Financial Officer since January 1996. Mr. Krablin served in various capacities including Vice President -- Finance and Chief Financial Officer of Enterra Corporation, an international oilfield service company, from November 1986 to January 1996.

     Lynn L. Leigh has served as Senior Vice President -- Marketing since October 1993. Prior to joining National-Oilwell, Mr. Leigh served as the President and Chief Executive Officer of Hydril Company, a manufacturer of oilfield drilling equipment, from January 1992 to July 1993. From July 1993 to October 1993, Mr. Leigh was self-employed managing his personal investments.

     Gail M. McGee joined National-Oilwell in June 1997 as Vice President and Chief Information Officer. From May 1996 to March 1997, Ms. McGee was Chief Information Officer of J.D. Power and Associates, a survey firm. From February 1994 to May 1996, she served as Vice President of Wells Fargo Bank. From January 1988 to February 1994, Ms. McGee was Vice President, Department Head of Productivity and Organizational Readiness at Chemical Bank.

     Merrill A. Miller, Jr. has served as Vice President since July 1996, as Group President, Products and Technology since April 1997, as General Manager of Drilling Systems from July 1996 to April 1997 and as Vice President of Marketing, Drilling Systems from February 1996 to July 1996. Prior thereto, Mr. Miller was President of Anadarko Drilling Company, a drilling contractor, from January 1995 to February 1996. From May 1980 to January 1995, Mr. Miller served in various capacities including Vice President/U.S. Operations of Helmerich & Payne International Drilling Co., a drilling contractor.

     Paul M. Nation has served as Vice President since 1994 and Secretary and General Counsel of National-Oilwell since 1987.

     Frederick W. Pheasey has served as Executive Vice President and director of National-Oilwell since September 1997. He was a co-founder of Dreco and served in various executive capacities with Dreco and its predecessors since 1972.

     Howard I. Bull has served as a Director of National-Oilwell since January 1996. Mr. Bull was President, Chief Executive Officer and a director of Dal-Tile International, Inc., a manufacturer and distributor of tile, from April 1994 until his retirement in June 1997. Prior thereto, Mr. Bull spent 10 years with Baker Hughes Incorporated, a worldwide diversified oil services company, where he became Chief Executive Officer for Baker Hughes Drilling Equipment Company. Additionally, he served at York International Corporation, a worldwide manufacturer and distributor of air conditioner and refrigeration equipment, as President of its Applied Systems Division and Air Conditioning Business Group. Mr. Bull also serves as a director of Marine Drilling Companies, Inc., an offshore drilling contractor. Mr. Bull has an interest in one of the funds managed by Inverness/Phoenix LLC, a principal stockholder of the Company. See "Selling Stockholders."

     James C. Comis III has served as a Director of National-Oilwell since January 1996. He is a Managing Director of Inverness Management LLC. Through Inverness Management LLC and its affiliates, Mr. Comis has been engaged in sponsoring and investing in private equity transactions since 1990. Additionally, Mr. Comis has served as Managing Director of Inverness/Phoenix LLC, a principal stockholder of the Company, since 1994. See "Selling Stockholders."

     James T. Dresher has served as a Director of National-Oilwell since January 1996. Mr. Dresher has been Chairman/Chief Executive Officer and principal owner of Unidata, Inc., a Denver-based software company, since December 1991 and has been Chairman and owner of Glenangus, a residential real estate development company, since 1972. In addition, he served as Chairman/CEO of York International Corporation, a worldwide manufacturer and distributor of air conditioner and refrigeration equipment, from 1988 to 1993.

Prior thereto, Mr. Dresher served as a director, Chief Financial Officer and Executive Vice President of Baker International Corporation, a worldwide diversified oil services company. Mr. Dresher has an interest in one of the funds managed by Inverness/Phoenix LLC, a principal stockholder of the Company. See "Selling Stockholders."

     W. McComb Dunwoody has served as a Director of National-Oilwell and Chairman of its Executive Committee since January 1996. He is a Managing Director of Inverness Management LLC. Through Inverness Management LLC and its affiliates, Mr. Dunwoody has been engaged in sponsoring and investing in private equity transactions since 1981. Additionally, Mr. Dunwoody has served as President and Chief Executive Officer of Inverness/Phoenix LLC, a principal stockholder of the Company, since 1994 and has been Chief Executive Officer of The Inverness Group Incorporated since 1981. See "Selling Stockholders."

     William E. Macaulay has served as a Director of National-Oilwell since January 1996. He has been the President and Chief Executive Officer of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, since 1983. First Reserve Corporation is a principal stockholder of the Company. See "Selling Stockholders." Mr. Macaulay serves as a director of Weatherford Enterra, Inc., an oilfield service company, Maverick Tube Corporation, a manufacturer of steel pipe and casing, TransMontaigne Oil Company, an oil products distribution and refining company, Hugoton Energy Corporation, an independent oil and gas exploration and production company, Cal Dive International, Inc., a provider of subsea services in the Gulf of Mexico, Phoenix Energy Services, Inc., a diversified energy service company, Anker Coal Group, Inc., a producer and marketer of coal, James River Coal Corporation, a coal producer, Domain Energy Corporation, an oil and gas exploration company, and Entech Industries, Inc., a manufacturer of high-end valves used principally in sub-sea gathering systems.

     Robert L. Phillips has served as a director of National-Oilwell since September 1997. From April 1994 until September 1997, Mr. Phillips was President and Chief Executive Officer of Dreco. Prior thereto, Mr. Phillips had been a partner of the law firm of Blake, Cassels & Graydon, in Calgary, Alberta, since February 1990 and Secretary of Dreco from February 1990 to March 1994.

     Bruce M. Rothstein has served as a Director of National-Oilwell since May 1996. Mr. Rothstein is a Managing Director of First Reserve Corporation, which he joined in 1991. First Reserve Corporation is a principal stockholder of the Company. See "Selling Stockholders." Mr. Rothstein serves as a director of Anker Coal Group, Inc., a producer and marketer of coal, and Entech Industries, Inc., a manufacturer of high-end valves used principally in sub-sea gathering systems.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of November 3, 1997 and as adjusted to reflect the sale of the shares offered in the Offerings. This information has been provided by each of the Selling Stockholders as of November 3, 1997, at the request of National-Oilwell. There are no shares subject to stock options granted under the Amended and Restated National-Oilwell, Inc. Stock Award and Long-Term Incentive Plan (the "Stock Incentive Plan") that are exercisable within 60 days of November 3, 1997.

                                         SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                           OWNED PRIOR TO                      OWNED SUBSEQUENT TO
                                            OFFERINGS(1)           SHARES          OFFERINGS(1)
                                        ---------------------      BEING       --------------------
     NAME OF SELLING STOCKHOLDER          NUMBER      PERCENT    OFFERED(2)     NUMBER      PERCENT
     ---------------------------        ----------    -------    ----------    ---------    -------
DIRECTORS AND OFFICERS
James J. Fasnacht.....................     377,046        *         150,000      227,046        *
W. Douglas Frame(3)(4)................      33,336        *          20,000       13,336        *
Jerry N. Gauche.......................     505,060        *         200,000      305,060        *
Lynn L. Leigh.........................     333,880        *         150,000      183,880        *
Frederick W. Pheasey(4)...............     730,610      1.4         500,000      230,610        *
Robert L. Phillips(4)(5)..............     380,556        *         300,000       80,556        *
Joel V. Staff(6)......................   1,808,622      3.5         640,000    1,168,622      2.3
5% HOLDERS
First Reserve Corporation(7)..........   8,370,494     16.3       3,300,000    5,070,494      9.9
General Electric Capital
  Corporation(8)......................   3,187,804      6.2       1,040,000    2,147,804      4.2
Inverness/Phoenix LLC(9)..............  10,203,600     19.9       4,060,000    6,143,600     12.0
OTHER STOCKHOLDERS
B. D. Berryhill.......................     274,400        *         110,000      164,400        *
Dean Foote............................     106,310        *          30,000       76,310        *
Billy R. Hext.........................     509,600        *         200,000      309,600        *
                                                                 ----------
TOTAL SHARES BEING OFFERED............                           10,700,000
                                                                 ==========

---------------

 *  Less than one percent.

(1) Based on 51,292,340 shares of Common Stock outstanding at November 3, 1997, including 320,000 shares that will be sold in the Offerings upon the exercise of stock options.

(2) In addition to these shares, each Selling Stockholder has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date of this Prospectus, to purchase up to a number of additional shares equal to 15 percent of the number of shares offered hereby (an aggregate of 1,605,000 shares), solely to cover over-allotments, if any.

(3) All the shares offered by Mr. Frame in the Offerings will come from the exercise of options.

(4) All or part of the shares beneficially owned prior to the Offerings are held as Exchangeable Shares. To the extent necessary, Exchangeable Shares will be exchanged for shares of National-Oilwell Common Stock by the Selling Stockholder immediately prior to closing of the Offerings.

(5) Shares beneficially owned prior to the Offerings include 366,360 shares subject to exercisable options and 2,288 shares of Common Stock beneficially owned by Mr. Phillips' wife, in respect of which Mr. Phillips has disclaimed any beneficial ownership. All shares offered by Mr. Phillips in the Offerings will come from the exercise of options.

(6) Shares beneficially owned prior to the Offerings include 1,057,628 shares owned by the trusts created by that certain Trust Agreement dated April 12, 1989 by and among Joel V. Staff and Mary Martha Staff, as Trustors, and Richard Staff, as Trustee. Joel Staff does not vote nor exercise investment power over, and disclaims beneficial ownership of, these shares. The trusts are selling 520,000 shares, and Mr. Staff is selling 120,000 shares.

(7) Shares beneficially owned prior to the Offerings are as reflected in
    Schedule 13G filed with the SEC on February 14, 1997. Represents shares beneficially owned as of December 31, 1996 by the following limited partnerships of which, in each case, First Reserve Corporation is the managing general partner: First Reserve Fund V, Limited
    Partnership -- 334,830; First Reserve Fund VI, Limited Partnership -- 7,700,834; and First Reserve Fund V-2, Limited Partnership -- 334,830. First Reserve Corporation, in its role as managing partner of the partnerships, has the power to cause each partnership to dispose of or to vote shares held by each partnership. William E. Macaulay, a director of National-Oilwell, and John A. Hill, another First Reserve Corporation stockholder, may be deemed to share beneficial ownership of the shares owned by First Reserve Corporation as a result of Messrs. Macaulay's and Hill's ownership of common stock of First Reserve Corporation. In addition, Mr. Macaulay is President of First Reserve Corporation. Both Messrs. Macaulay and Hill disclaim beneficial ownership of all such shares. The partnerships are selling shares on a pro rata basis.

(8) Shares beneficially owned prior to the Offerings are as reflected in
    Schedule 13G filed with the SEC on February 13, 1997. General Electric Capital Corporation has sole voting and investment power over the shares.

(9) Shares beneficially owned prior to the Offerings are as reflected in
    Schedule 13G filed with the SEC on February 14, 1997. Represents shares beneficially owned as of December 31, 1996 by the following partnerships of which, in each case, Inverness/Phoenix LLC is the managing general partner:
    DPI Oil Service Partners Limited Partnership -- 9,450,562; and DPI Partners II -- 753,038. Inverness/Phoenix LLC, in its role as managing general partner of the partnerships, has the power to cause each partnership to dispose of or to vote shares held by each partnership. Messrs. Comis and Dunwoody, each of whom is a director of National-Oilwell, serve on the investment committee of Inverness/Phoenix LLC, which committee has sole power to vote and dispose of that company's investments. Howard I. Bull and James T. Dresher, directors of National-Oilwell, each have interests in DPI Partners I, a general partnership which holds a limited partnership interest in DPI Oil Service Partners Limited Partnership, and limited partnership interests in DPI Oil Service Partners Limited Partnership. Messrs. Bull and Dresher each disclaim beneficial ownership of all such shares. Prior to the Offerings, certain of the partnerships' shares to be sold in the Offerings will be transferred to charitable trusts or foundations created on behalf of Messrs. Comis, Dresher and Dunwoody. Such shares will be sold in the Offering by such trusts and foundations. The partnerships will sell shares on a pro rata basis.

       CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general summary of certain United States federal income and estate tax consequences expected to result under current law from the purchase, ownership and taxable disposition of Common Stock by a person or entity other than (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust (a "Non-U.S. Holder"). This summary does not address all of the United States federal income and estate tax considerations that may be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under United States federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and taxpayers that are neither citizens nor residents of the United States, or that are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States). Furthermore, this summary does not discuss any aspects of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (the "IRS") and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of Common Stock is advised to consult its tax advisor with respect to the tax consequences of acquiring, holding and disposing of Common Stock.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, in which case the dividends will be taxed at ordinary United States federal income tax rates and will not be subject to the withholding tax described above. If the Non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax."

SALE OR DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of any gain recognized on the sale or other taxable disposition of Common Stock so long as (i) the gain is not effectively connected with a trade or business of the Non-U.S. Holder in the United States; (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, either (a) such holder is not present in the United States for 183 or more days in the taxable year of the disposition or (b) such holder does not have a "tax home" in the United States for United States federal income tax purposes or does not maintain an office or other fixed place of business in the United States to which such gain is attributable; (iii) the Non-U.S. Holder is not subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates or (iv) the Common Stock continues to be "regularly traded on an established securities market" for United States federal income tax purposes and the Non-U.S. Holder has not held, directly or indirectly, at any time during the five-year period ending on the date of disposition (or, if shorter, the Non-U.S. Holder's holding period), more than 5 percent of the outstanding Common Stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     United States backup withholding tax generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.

     Upon the sale or other taxable disposition of Common Stock by a Non-U.S. Holder to or through a United States office of a broker, the broker must backup withhold at a rate of 31 percent and report the sale to the IRS, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes exemption. Upon the sale or other taxable disposition of Common Stock by a Non-U.S. Holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but is not required to backup withhold) unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional U.S. federal income tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

     The United States Treasury Department has recently issued regulations generally effective for payments made after December 31, 1998 that will affect the procedures to be followed by a Non-U.S. Holder in establishing such holder's status as a Non-U.S. Holder for purposes of the withholding, backup withholding and information reporting rules discussed herein. Among other things, a Non-U.S. Holder may be required to furnish new certification of foreign status. Prospective investors should consult their advisors concerning the effect of such regulations on an investment in the Common Stock.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "U.S. Underwriters"), the Selling Stockholders have agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters has severally agreed to purchase from the Selling Stockholders, the number of shares of Common Stock set forth below opposite their respective names.

                                                                NUMBER
                     U.S. UNDERWRITERS                        OF SHARES
                     -----------------                        ----------
Merrill Lynch, Pierce, Fenner & Smith.......................
             Incorporated
Goldman, Sachs & Co.........................................
Morgan Stanley & Co. Incorporated...........................
The Robinson-Humphrey Company, LLC..........................
Simmons & Company International.............................
                                                              ----------
             Total..........................................   8,560,000
                                                              ==========

     The Company and the Selling Stockholders have also entered into an international purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with the underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 8,560,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Selling Stockholders have agreed to sell to the International Managers, and the International Managers have severally agreed to purchase from the Selling Stockholders, an aggregate of 2,140,000 shares of Common Stock. The public offering price per share and the underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the Purchase Agreements, the several U.S. Underwriters and the several International Managers have agreed, respectively, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to the Purchase Agreements if any of such shares of Common Stock are purchased. Under certain circumstances, the commitments of nondefaulting U.S. Underwriters or International Managers (as the case may be) may be increased as set forth in the U.S. Purchase Agreement and the International Purchase Agreement, respectively. The closings with respect to the sale of the shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States persons or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States persons or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons and Canadian persons or to persons they believe intend to resell to persons who are United States and Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

     The U.S. Underwriters have advised the Selling Stockholders that the U.S. Underwriters propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $          per share. The U.S. Underwriters may allow, and such
dealers may reallow, a discount not in excess of $          per share on sales
to certain other dealers. After the U.S. Offering, the public offering price, concession and discount may be changed.

     The Selling Stockholders have granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 1,284,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any. If the U.S. Underwriters exercise this option, each of the U.S. Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 10,700,000 shares of Common Stock offered hereby. The Selling Stockholders have also granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 321,000 additional shares of Common Stock solely to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company has agreed to indemnify the Selling Stockholders and the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Selling Stockholders or Underwriters may be required to make in respect thereof. In addition, the Selling Stockholders have agreed, subject to certain limitations, to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, with respect to information provided by the Selling Stockholders in this Prospectus.

     In connection with the Offerings, the Company's directors and executive officers and the Selling Stockholders have agreed that they will not, during a period of 90 days from the date of this Prospectus, without the prior written consent of Merrill Lynch, directly or indirectly(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase any option, or contract to sell or grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's Common Stock or any securities convertible into, or exchangeable or exercisable for, Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise; provided, shares of Common Stock may be
(i) sold by the Selling Stockholders pursuant to the Purchase Agreements (as defined herein); (ii) transferred pursuant to bona fide gifts to persons who agree prior to the transfer to be bound by a similar lock-up agreement; (iii) transferred in private transactions to affiliates of such stockholders who agree to be bound by a similar agreement; (iv) pledged as collateral for certain loans or (v) transferred to a beneficial owner of such shares who is subject to a similar lock-up agreement pursuant to an event of termination under the Company's Supplemental Savings Plan. In addition, National-Oilwell will not, without the prior written consent of Merrill Lynch, as representative of the Underwriters, directly or indirectly, offer, contract to sell, sell, grant any option, right or warrant with respect to, pledge, hypothecate or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act of 1933 with respect to the foregoing except for (i) issuances pursuant to the exercise or exchange of outstanding warrants, stock options and convertible or exchangeable securities, (ii) grants of options or shares of Common Stock pursuant to the Company's Stock Award and Long-Term Incentive Plan and the Dreco Energy Services Ltd. Amended and Restated 1989 Employee Incentive Stock Option Plan, and (iii) issuances of capital stock by the Company in connection with acquisitions of businesses, provided such shares issuable pursuant to acquisitions shall not be transferable prior to the end of the 90-day period.

     The U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Underwriters may reduce that short position by purchasing Common Stock in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The U.S. Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent it were to discourage resales of the security.

     None of the Company, any of the Selling Stockholders or any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, none of the Company, any of the Selling Stockholders or any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     MLSI, an affiliate of Merrill Lynch, acts as a specialist in the Common Stock of the Company pursuant to the rules of the New York Stock Exchange, Inc. Under an exemption granted by the Securities and Exchange Commission on July 31, 1995, MLSI will be permitted to carry on its activities as a specialist in the Common Stock for the entire period of the distribution of the Common Stock. The exemption is subject to the satisfaction by MLSI of the conditions specified in the exemption.

     Merrill Lynch from time to time provides investment banking and financial advisory services to the Company. Merrill Lynch also acted as a representative of various underwriters in connection with the Company's initial public offering of Common Stock in October 1996 and served as advisor, and provided a fairness opinion, to the Company in connection with the Combination, for which it received customary compensation.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for National-Oilwell by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Selling Stockholders by Bracewell & Patterson, L.L.P., Houston, Texas and for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of National-Oilwell at December 31, 1996 and for the year then ended, appearing in National-Oilwell's Current Report on Form 8-K dated November 7, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated by reference elsewhere herein which is based in part on the report of Coopers & Lybrand, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of National-Oilwell at August 31, 1995 and for each of the two years in the period ended August 31, 1995, appearing in National-Oilwell's Current Report on Form 8-K dated November 7, 1997 have been audited by Coopers & Lybrand, independent auditors, as set forth in their report thereon and incorporated by reference elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     National-Oilwell is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition, such reports, proxy statements and other information concerning National-Oilwell can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together will all exhibits and schedules thereto, referred to as this "Registration Statement") filed by National-Oilwell with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to National-Oilwell and the securities offered hereby. Copies of the Registration Statement are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          1. National-Oilwell's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by Form 10-K/A filed on August 18, 1997.

          2. National-Oilwell's Quarterly Report on Form 10-Q for the period ended March 31, 1997.

          3. National-Oilwell's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

          4. National-Oilwell's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

          5. National-Oilwell's Current Report on Form 8-K filed on May 25,
     1997.

          6. National-Oilwell's Current Report on Form 8-K filed on October 8, 1997.

          7. National-Oilwell's Current Report on Form 8-K filed on November 7, 1997.

          8. The description of National-Oilwell's shares of Common Stock contained in the Registration Statement on Form 8-A filed by National-Oilwell with the Commission on October 15, 1996 to register such securities under the Exchange Act.

     All reports and documents filed by National-Oilwell pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     Upon request, National-Oilwell will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Gay Mather, Manager, Investor Relations, National-Oilwell, Inc., 5555 San Felipe, Houston, Texas 77056 (telephone number
(713) 960-5422).

          ============================================================

     NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSONS TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    6
Use of Proceeds............................    8
National-Oilwell, Inc. and Subsidiaries
  Selected Consolidated Financial Data.....    9
Business...................................   11
Management.................................   17
Selling Stockholders.......................   20
Certain United States Federal Tax
  Consequences to Non-U.S. Holders.........   22
Underwriting...............................   24
Legal Matters..............................   27
Experts....................................   27
Available Information......................   27
Incorporation of Certain Documents by
  Reference................................   28

          ============================================================
          ============================================================
                               10,700,000 SHARES

                                     [LOGO]
                             NATIONAL-OILWELL, INC.
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                         THE ROBINSON-HUMPHREY COMPANY

                               SIMMONS & COMPANY
                                 INTERNATIONAL
                                                                          , 1997

          ============================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED NOVEMBER   , 1997

PROSPECTUS

                               10,700,000 SHARES

                                     [LOGO]

                             NATIONAL-OILWELL, INC.
                                  COMMON STOCK
                             ---------------------
     All of the 10,700,000 shares of common stock, par value $.01 per share (the "Common Stock"), of National-Oilwell, Inc. ("National-Oilwell" or the "Company") offered hereby are being sold by certain stockholders of National-Oilwell (the "Selling Stockholders"). See "Selling Stockholders." National-Oilwell will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders.

     Of the 10,700,000 shares of Common Stock being offered hereby, 2,140,000 shares are being offered initially outside the United States and Canada (the " Offering") by the International Managers (as defined herein) and 8,560,000 shares are being offered in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings") by the U.S. Underwriters (as defined herein, together with the International Managers, the "Underwriters"). The price to public and the underwriting discount per share are identical for the Offerings and the closings for both Offerings are conditioned upon each other. See "Underwriting."

     The Common Stock is traded on the New York Stock Exchange under the symbol "NOI." On November 12, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $38.25 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                PRICE TO               UNDERWRITING             PROCEEDS TO
                                                 PUBLIC                DISCOUNT(1)        SELLING STOCKHOLDERS(2)
------------------------------------------------------------------------------------------------------------------
Per Share..............................            $                        $                        $
------------------------------------------------------------------------------------------------------------------
Total(3)...............................            $                        $                        $
==================================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Expenses estimated at $430,000 will be paid by the Company.
(3) The Selling Stockholders have granted to the Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 1,605,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such options are exercised in full, the Price to Public, Underwriting Discount
    and Proceeds to Selling Stockholders will be $          , $          and
    $          , respectively. See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or
about             , 1997.
                             ---------------------
MERRILL LYNCH INTERNATIONAL
            GOLDMAN SACHS INTERNATIONAL
                         MORGAN STANLEY DEAN WITTER
                                      THE ROBINSON-HUMPHREY COMPANY
                                                         SIMMONS & COMPANY
                                                           INTERNATIONAL
                             ---------------------

               THE DATE OF THIS PROSPECTUS IS             , 1997.

                  [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                NATIONAL-OILWELL
                  MANUFACTURED DRILLING MACHINERY & EQUIPMENT

                           [PICTURE OF POWER SWIVEL]

                                  POWER SWIVEL
                             [PICTURE OF DRAWWORKS]
                                   DRAWWORKS

                                [PICTURE OF RIG]

                             [PICTURE OF MUD PUMPS]

                                   MUD PUMPS

     National-Oilwell designs and builds land drilling rigs including the primary machinery components highlighted above.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     MERRILL LYNCH SPECIALISTS INC. ("MLSI"), AN AFFILIATE OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, ONE OF THE UNDERWRITERS, ACTS AS A SPECIALIST IN THE COMMON STOCK OF THE COMPANY PURSUANT TO THE RULES OF THE NEW YORK STOCK EXCHANGE, INC. UNDER AN EXEMPTION GRANTED BY THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1995, MLSI WILL BE PERMITTED TO CARRY ON ITS ACTIVITIES AS A SPECIALIST IN THE COMMON STOCK FOR THE ENTIRE PERIOD OF THE DISTRIBUTION OF THE COMMON STOCK. THE EXEMPTION IS SUBJECT TO THE SATISFACTION BY MLSI OF THE CONDITIONS SPECIFIED IN THE EXEMPTION. SEE "UNDERWRITING."

     For United Kingdom purchasers: The shares of Common Stock may not be offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986), and this Prospectus may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the Prospectus may otherwise lawfully be passed on.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the international purchase agreement (the "Purchase Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "International Managers"), the Selling Stockholders have agreed to sell to each of the International Managers, and each of the International Managers has severally agreed to purchase from the Selling Stockholders, the number of shares of Common Stock set forth below opposite their respective names.

                                                               NUMBER
                   INTERNATIONAL MANAGERS                     OF SHARES
                   ----------------------                     ---------
Merrill Lynch International.................................
Goldman Sachs International.................................
Morgan Stanley & Co. International Limited..................
The Robinson-Humphrey Company, LLC..........................
Simmons & Company International.............................
                                                              ---------
             Total..........................................  2,140,000
                                                              =========

     The Company and the Selling Stockholders have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement" and, together with the Purchase Agreement, the "Purchase Agreements") with the underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 2,140,000 shares of Common Stock to the International Managers pursuant to the Purchase Agreement, the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Selling Stockholders, an aggregate of 8,560,000 shares of Common Stock. The public offering price per share and the underwriting discount per share are identical under the Purchase Agreement and the U.S. Purchase Agreement.

     In the Purchase Agreements, the several International Managers and the several U.S. Underwriters have agreed, respectively, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to the Purchase Agreements if any of such shares of Common Stock are purchased. Under certain circumstances, the commitments of nondefaulting International Managers or U.S. Underwriters (as the case may be) may be increased as set forth in the Purchase Agreement and the U.S. Purchase Agreement, respectively. The closings with respect to the sale of the shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons or Canadian persons or to persons they believe intend to resell to persons who are United States persons or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States persons and non-Canadian persons or to persons they believe intend to resell to persons who are non-United States and non-Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

     The International Managers have advised the Selling Stockholders that the International Managers propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $          per share. The International Managers may
allow, and such dealers may reallow, a discount not in excess of $          per
share on sales to certain other dealers. After the International Offering, the public offering price, concession and discount may be changed.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The Selling Stockholders have granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 321,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any. If the International Managers exercise this option, each of the International Managers will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 10,700,000 shares of Common Stock offered hereby. The Selling Stockholders have also granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 1,284,000 additional shares of Common Stock solely to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The Company has agreed to indemnify the Selling Stockholders and the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Selling Stockholders or Underwriters may be required to make in respect thereof. In addition, the Selling Stockholders have agreed, subject to certain limitations, to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, with respect to information provided by the Selling Stockholders in this Prospectus.

     In connection with the Offerings, the Company's directors and executive officers and the Selling Stockholders have agreed that they will not, during a period of 90 days from the date of this Prospectus, without the prior written consent of Merrill Lynch, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase any option, or contract to sell or grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's Common Stock or any securities convertible into, or exchangeable or exercisable for, Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise; provided, shares of Common Stock may be
(i) sold by the Selling Stockholders pursuant to the Purchase Agreements (as defined herein); (ii) transferred pursuant to bona fide gifts to persons who agree prior to the transfer to be bound by a similar lock-up agreement; (iii) transferred in private transactions to affiliates of such stockholders who agree to be bound by a similar agreement; (iv) pledged as collateral for certain loans or (v) transferred to a beneficial owner of such shares who is subject to a similar lock-up agreement pursuant to an event of termination under the Company's Supplemental Savings Plan. In addition, National-Oilwell will not, without the prior written consent of Merrill Lynch, as representative of the Underwriters, directly or indirectly, offer, contract to sell, sell, grant any option, right or warrant with respect to, pledge, hypothecate or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act of 1933 with respect to the foregoing except for (i) issuances pursuant to the exercise or exchange of outstanding warrants, stock options and convertible or exchangeable securities, (ii) grants of options or shares of Common Stock pursuant to the Company's Stock Award and Long-Term Incentive Plan and the Dreco Energy Services Ltd. Amended and Restated 1989 Employee Incentive Stock Option Plan, and (iii) issuances of capital stock by the Company in connection with acquisitions of businesses, provided such shares issuable pursuant to acquisitions shall not be transferable prior to the end of the 90-day period.

     The U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Underwriters may reduce that short position by purchasing Common Stock in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The U.S. Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent it were to discourage resales of the security.

     None of the Company, any of the Selling Stockholders or any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, none of the Company, any of the Selling Stockholders or any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     MLSI, an affiliate of Merrill Lynch, acts as a specialist in the Common Stock of the Company pursuant to the rules of the New York Stock Exchange, Inc. Under an exemption granted by the Securities and Exchange Commission on July 31, 1995, MLSI will be permitted to carry on its activities as a specialist in the Common Stock for the entire period of the distribution of the Common Stock. The exemption is subject to the satisfaction by MLSI of the conditions specified in the exemption.

     Merrill Lynch from time to time provides investment banking and financial advisory services to the Company. Merrill Lynch also acted as a representative of various underwriters in connection with the Company's initial public offering of Common Stock in October 1996 and served as advisor, and provided a fairness opinion, to the Company in connection with the Combination, for which it received customary compensation.

     Each International Manager represents and agrees that (a) it has not offered or sold and prior to the expiration of six months from the closing date of the Offerings, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,
(b) it has complied with and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue or sale of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the
United States and                ) that would permit a public offering of the
shares of Common Stock or the possession, circulation or distribution of this Prospectus or any other material relating to the Company or the shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of such country or jurisdiction.

     Purchasers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page of this Prospectus.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

          ============================================================

     NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSONS TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................     3
Risk Factors...............................     6
Use of Proceeds............................     8
National-Oilwell, Inc. and Subsidiaries
  Selected Consolidated Financial Data.....     9
Business...................................    11
Management.................................    17
Selling Stockholders.......................    20
Certain United States Federal Tax
  Consequences to Non-U.S. Holders.........    22
Underwriting...............................    24
Legal Matters..............................    27
Experts....................................    27
Available Information......................    27
Incorporation of Certain Documents by
  Reference................................    28

          ============================================================
          ============================================================
                               10,700,000 SHARES

                                     [LOGO]
                             NATIONAL-OILWELL, INC.
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          MERRILL LYNCH INTERNATIONAL

                          GOLDMAN SACHS INTERNATIONAL

                           MORGAN STANLEY DEAN WITTER

                         THE ROBINSON-HUMPHREY COMPANY

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                                                                          , 1997

          ============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the Offerings are estimated to be as follows:

Securities and Exchange Commission Registration Fee.........  $ 71,893
NASD Filing Fee.............................................    30,500
Printing Expenses...........................................   100,000
Legal Fees and Expenses.....................................   150,000
Accounting Fees and Expenses................................    50,000
Transfer Agent Fees and Expenses............................    10,000
Miscellaneous Expenses......................................    17,607
                                                              --------
          Total.............................................  $430,000
                                                              ========

15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes, inter alia, a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation's request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorney's fees) which he actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 of the DGCL also empowers National-Oilwell to purchase and maintain insurance on behalf of any person who is or was an officer or director of National-Oilwell against liability asserted against or incurred by him in any such capacity, whether or not National-Oilwell would have the power to indemnify such officer or director against such liability under the provisions of Section
145. National-Oilwell maintains a directors' and officers' liability policy for such purposes.

     Article Sixth, Part II, Section 1 of National-Oilwell's Amended and Restated Certificate of Incorporation and Article VI of National-Oilwell's Bylaws each provide that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

     The Purchase Agreements (Exhibits 1.1 and 1.2 hereto) contain provisions indemnifying National-Oilwell and its directors and officers that sign the Registration Statement against certain liabilities in connection with the Offerings. The Indemnification Agreement (Exhibit 1.4 hereto) provides for indemnification by the Company of the Selling Stockholders against certain liabilities in connection with the Offerings.

16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. The following exhibits are filed as part of this Registration Statement.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
            1.1*         -- Form of U.S. Purchase Agreement
            1.2*         -- Form of International Purchase Agreement
            1.3**        -- Form of Indemnification Agreement between the Company and the Selling Stockholders
                      5* -- Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered
           23.1*         -- Consent of Ernst & Young LLP
           23.2*         -- Consent of Coopers & Lybrand
           23.3*         -- Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto)
          24*            -- Powers of Attorney (included as part of the signature
                            page hereof)

---------------

      * Filed herewith.

     ** To be filed by amendment.

17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas, on November 14, 1997.

                                            NATIONAL-OILWELL, INC.

                                            By:      /s/ JOEL V. STAFF

                                              ----------------------------------
                                                        Joel V. Staff,
                                                Chairman, President and Chief
                                                           Executive

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW IN SO SIGNING ALSO MAKES, CONSTITUTES AND APPOINTS STEVEN W. KRABLIN AND PAUL M. NATION, OR EITHER OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO EXECUTE AND CAUSE TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ANY AND ALL AMENDMENTS AND POSTEFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT AND A RELATED REGISTRATION STATEMENT THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AND IN EACH CASE TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR THEIR SUBSTITUTE OR SUBSTITUTES MAY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                        TITLE                         DATE
                      ---------                                        -----                         ----

                  /s/ JOEL V. STAFF                    Chairman of the Board of Directors     November 14, 1997
-----------------------------------------------------    (Principal Executive Officer)
                    Joel V. Staff

                /s/ STEVEN W. KRABLIN                  Principal Financial and Accounting     November 14, 1997
-----------------------------------------------------    Officer
                  Steven W. Krablin

                 /s/ HOWARD I. BULL                    Director                               November 14, 1997
-----------------------------------------------------
                   Howard I. Bull

               /s/ JAMES C. COMIS III                  Director                               November 14, 1997
-----------------------------------------------------
                 James C. Comis III

                /s/ JAMES T. DRESHER                   Director                               November 14, 1997
-----------------------------------------------------
                  James T. Dresher

               /s/ W. MCCOMB DUNWOODY                  Director                               November 14, 1997
-----------------------------------------------------
                 W. McComb Dunwoody

               /s/ WILLIAM E. MACAULAY                 Director                               November 14, 1997
-----------------------------------------------------
                 William E. Macaulay

                      SIGNATURE                                        TITLE                         DATE
                      ---------                                        -----                         ----

              /s/ FREDERICK W. PHEASEY                 Director                               November 14, 1997
-----------------------------------------------------
                Frederick W. Pheasey

               /s/ ROBERT L. PHILLIPS                  Director                               November 14, 1997
-----------------------------------------------------
                 Robert L. Phillips

               /s/ BRUCE M. ROTHSTEIN                  Director                               November 14, 1997
-----------------------------------------------------
                 Bruce M. Rothstein

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                            DESCRIPTION
  -------                            -----------
     1.1*    -- Form of U.S. Purchase Agreement
     1.2*    -- Form of International Purchase Agreement
     1.3**   -- Form of Indemnification Agreement between the Company and the Selling Stockholders
    5*       -- Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered
    23.1*    -- Consent of Ernst & Young LLP
    23.2*    -- Consent of Coopers & Lybrand
    23.3*    -- Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto)
   24*       -- Powers of Attorney (included as part of the signature
                page hereof)

---------------

 * Filed herewith.

** to be filed by amendment.